SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 29, 2021

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ENTERPRISE DIVERSIFIED, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	000-27763	88-0397234
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1806 Summit Avenue, Suite 300
Richmond, VA		23230
(Address of principal executive offices)		(Zip Code)

(434) 336-7737

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	Not applicable	Not applicable

Item 1.01. Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On December 29, 2021, Enterprise Diversified, Inc., a Nevada corporation (“Enterprise Diversified” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ENDI Corp., a Delaware corporation (“ENDI”), Zelda Merger Sub 1, Inc., a Delaware corporation (“First Merger Sub”), Zelda Merger Sub 2, LLC, a Delaware limited liability company (“Second Merger Sub”), CrossingBridge Advisors, LLC, a Delaware limited liability company (“CrossingBridge”), and Cohanzick Management, L.L.C., a Delaware limited liability company (“Cohanzick” and, together with the Company, ENDI, First Merger Sub, Second Merger Sub and CrossingBridge, the “Parties”).

Pursuant to the terms of the Merger Agreement, Enterprise Diversified will merge with First Merger Sub, a wholly-owned subsidiary of ENDI, with the Company being the surviving entity (the “First Merger”), and CrossingBridge will merge with Second Merger Sub, also a wholly-owned subsidiary of ENDI, with CrossingBridge being the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”). In connection with the Merger, each share of common stock of the Company will be converted into the right to receive one (1) share of Class A common stock, par value $0.0001 per share, of ENDI (the “Class A Common Shares”), and Cohanzick, as the sole member of CrossingBridge, will receive 2,400,000 Class A Common Shares and 1,800,000 shares of Class B common stock, par value $0.0001 per share, of ENDI (the “Class B Common Shares”, and together with the Class A Common Shares, the “Common Shares”), a Class W-1 Warrant to purchase 1,800,000 Class A Common Shares and a Class W-2 Warrant to purchase 250,000 Class A Common Shares. The Class A Common Shares and Class B Common Shares are identical other than the Class B Common Shares have the right to designate directors (as described below) and that the Class B Common Shares shall not be entitled to participate in dividends or other distributions with respect to the Class A Common Shares and shall not receive any assets of ENDI in the event of a liquidation. The warrant to purchase 1,800,000 Class A Common Shares and the warrant to purchase 250,000 Class A Common Shares to be issued to Cohanzick may be exercised in whole or in part at any time prior to the date that is five (5) years after the date of the Closing (defined below), at an exercise price of $8.00 per Class A Common Share subject to certain customary adjustments. Each of the warrants may also be exercised on a “cashless” basis at any time at the election of the holder and if not fully exercised prior to the expiration date of the warrant, shall be automatically exercised on a “cashless” basis. In addition, Cohanzick or its designee has agreed to purchase an aggregate of 100,000 Class A Common Shares, and shall have the right, but not the obligation, to purchase an additional 250,000 Class A Common Shares (collectively the “Additional Shares”), not later than five (5) business days following the consummation of the Merger at a price equal to the lesser of $8.00 or the 60 day volume weighted average price of Enterprise Diversified’s common shares as of the Merger closing date (the “Closing”), excluding the highest and lowest trading days. Certain officers, directors and employees of Enterprise Diversified shall have the right, but not the obligation, to purchase up to a further 55,000 Class A Common Shares on the same terms as the purchase of the Additional Shares.

The Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement have been approved by the board of directors of Enterprise Diversified and by the board of managers of Cohanzick. Holders of Enterprise Diversified common shares shall have dissenters’ rights as provided by Section 92A of the Nevada Revised Statutes.

Not more than 45 days after the date of the Merger Agreement, Enterprise Diversified and ENDI shall file a registration statement on Form S-4, including a prospectus registering the issuance of the ENDI Class A Common Shares, Class B Common Shares, Warrants and Class A Common Shares underlying the Warrants and proxy statement of Enterprise Diversified relating to the meeting of stockholders of Enterprise Diversified to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Pursuant to the terms of the Merger Agreement, the board of directors of Enterprise Diversified has agreed to recommend to the stockholders of the Company that they vote to approve the Merger and the other transactions contemplated by the Merger Agreement. Further, as discussed in more detail below, certain of the Company’s stockholders have entered into voting and support agreements pursuant to which such stockholders have agreed to vote their shares of capital stock of the Company in favor of the Merger.

The Merger Agreement contains customary representations and warranties of the Company, CrossingBridge, ENDI, Cohanzick and the merger subsidiaries, and certain of the parties to the Merger Agreement have agreed to customary covenants, including, among others, covenants relating to: (1) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (2) the use of reasonable best efforts to obtain governmental and regulatory approvals; and (3) obligations of the Company to convene a meeting of its stockholders to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to various customary conditions, including, among others, (1) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by Enterprise Diversified’s stockholders, (2) the registration statement on Form S-4 being declared effective by the U.S. Securities and Exchange Commission (“SEC”), (3) the quotation of ENDI’s Class A Common Shares on the OTC Market, (4) the absence of any law, order or regulatory ruling prohibiting the consummation of the Merger and (5) the truth of each party’s representations and warranties, and the performance of each party’s covenants.

The Merger Agreement contains certain termination rights including upon: (1) the mutual written agreement of the Company and CrossingBridge to terminate the Merger Agreement, (2) the written notice of either Enterprise Diversified or CrossingBridge if the Merger has not closed by June 30, 2022, (3) a material breach of the Merger Agreement by Enterprise Diversified or CrossingBridge, which breach cannot be cured within thirty (30) days, (4) the failure to obtain any required regulatory or governmental approvals, (5) the failure to obtain the approval of the Company’s stockholders, or (6) the failure of the board of directors of Enterprise Diversified to make, or the withdraw, amendment or qualification, in a manner adverse to CrossingBridge, of a recommendation in favor of the merger, or the failure of the board to include its recommendation in the proxy statement or the recommendation by the board of an alternative proposal or similar actions. In the event of the termination of the Merger Agreement pursuant to clause (6) of the preceding sentence, the Company shall pay a fee in the amount of $1,000,000 to CrossingBridge.

Pursuant to the Merger Agreement, ENDI has agreed that at the Closing, it will enter into a registration rights agreement with certain stockholders of ENDI following the Closing that are deemed to be affiliates of ENDI immediately following the Closing, under which such stockholders’ Class A Common Shares, including the Class A Common Shares underlying any warrants issued in connection with the Merger, will be registered for resale under the Securities Act of 1933, as amended. In addition, ENDI has agreed that at the Closing, it will amend and restate its certificate of incorporation to provide for, among other things, the rights of the holders of the Class B Common Shares to designate certain members of ENDI’s board of directors.

The amended and restated certificate of incorporation of ENDI will provide that so long as the holders of Class B Common Shares and their affiliates own at least 25% of the outstanding Common Shares, the holders of Class B Common Shares shall have the right to designate 60% of the authorized number of directors on ENDI’s board of directors (rounded up or down to the nearest whole number as necessary in light of the actual number of members of the board of directors). So long as the holders of Class B Common Shares and their affiliates own at least 15% but less than 25% of the outstanding Common Shares, the holders of Class B Common Shares shall have the right to designate 40% of the authorized number of directors on ENDI’s board of directors (rounded up or down to the nearest whole number as necessary in light of the actual number of members of the board of directors). So long as the holders of Class B Common Shares and their affiliates own at least 5% but less than 15% of the outstanding Common Shares, the holders of Class B Common Shares shall have the right to designate one (1) director on ENDI’s board of directors. At the closing, the Class B Common Shares shall be entitled to designate 3 of the 5 members of ENDI’s board of directors.

ENDI has also agreed at the Closing, it will enter into a stockholder agreement and separate voting agreement with Cohanzick and certain stockholders of ENDI pursuant to which, among other provisions, from and after the date that the holders of Class B Common Shares are no longer entitled to elect at least one (1) director to ENDI’s board of directors pursuant to the amended and restated certificate of incorporation as described above, so long as David Sherman and his affiliates, who will collectively beneficially own approximately 61.3% of the issued and outstanding voting stock of ENDI immediately following the Merger (assuming the Additional Shares are not issued), beneficially own at least 25% of the outstanding Common Shares, will have the right to nominate up to 60% of the authorized number of directors on the ENDI board, and the stockholders named therein have agreed to vote in support of such director nominees. David Sherman is the controlling member of Cohanzick and together with his affiliates has an economic interest of approximately 87% of Cohanzick. The number of directors David Sherman and his affiliates are permitted to nominate to ENDI’s board of directors decreases to 40% if David Sherman and his affiliates cease to beneficially own less than 25% but at least 15% of the outstanding Common Shares. So long as David Sherman and his affiliates own at least 5% but less than 15% of the outstanding Common Shares, David Sherman and his affiliates shall have the right to nominate one (1) director.

The Merger Agreement has been included as Exhibit 2.1 to this report to provide security holders with information regarding its terms. The description of the Merger Agreement and the transactions contemplated thereby included in this Item 1.01 is qualified in its entirety by reference to the content of the Merger Agreement filed herewith as Exhibit 2.1, which is incorporated herein by reference. It is not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. Without limiting the generality of the preceding sentence, the representations, warranties and covenants of each party as set forth in the Merger Agreement are not intended to form a basis for an investment decision or a decision about how a stockholder might vote upon the Merger and the related transactions. These provisions are solely for the benefit of the parties to the Merger Agreement, are subject to limitations, qualifications and exceptions agreed upon by the parties, and may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement. Representations and warranties contained in the Merger Agreement do not necessarily establish matters of fact, and in certain circumstances are subject to standards of materiality that differ from those an investor might deem relevant or material. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, and changes may not be fully reflected in public disclosures by Enterprise Diversified.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, CrossingBridge and the other parties to the Merger Agreement and their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Enterprise Diversified and a prospectus of ENDI, as well as in the Forms 10-K, Forms 10-Q and other filings that the Company has made or will make with the SEC.

Voting and Support Agreement

In connection with the Agreement and Plan of Merger, the Company and certain of the Company’s stockholders holding an aggregate of approximately 34% of the issued and outstanding voting capital stock of the Company have entered into a voting and support agreement (the “Support Agreement”) pursuant to which such stockholders of the Company have agreed to vote their shares of capital stock of the Company in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action, agreement, transaction or proposal that would result in a breach of any covenant or other provision of the Merger Agreement or that would reasonably be expected to result in the transactions contemplated by the Merger Agreement from not being completed. Pursuant to the Support Agreement, the stockholders party thereto have also agreed to waive their dissenters rights under Nevada law with respect to the Merger, not to solicit or support any corporate transaction that constitutes or could reasonably be expected to constitute, an alternative to the Merger, and not to sell, transfer, assign or otherwise take any action that would have the effect of preventing or disabling the stockholder from voting its shares of the Company in accordance with its obligations under the Support Agreement. The Support Agreement automatically terminates upon the termination of the Merger Agreement or upon the mutual agreement of the parties to the Support Agreement.

The Support Agreement is included as Exhibit 2.2 to this report. The description of the Support Agreement included in this Item 1.01 is qualified in its entirety by reference to the content of the Support Agreement filed herewith as Exhibit 2.2, which is incorporated herein by reference.

Participants in the Solicitation

Enterprise Diversified and its directors, executive officers, certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stockholders in respect of the Merger and other transactions contemplated by the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the Merger will be set forth in the Form S-4 proxy statement/prospectus when it is filed with the SEC. You can find further information about Enterprise Diversified and its directors and executive officers in Enterprise Diversified’s definitive proxy statement, filed with the SEC on April 22, 2021.

Item 9.01 - Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Index

Exhibit No.	Exhibit Description

2.1

Merger Agreement, dated December 29, 2021, by and among ENDI Corp., Enterprise Diversified, Inc., Zelda Merger Sub 1, Inc., Zelda Merger Sub 2, LLC, CrossingBridge Advisors, LLC and Cohanzick Management, L.L.C.

2.2	Voting and Support Agreement, dated December 29, 2021, by and between Enterprise Diversified, Inc. and the parties signatory thereto.

99.1	Enterprise Diversified, Inc. Press Release, dated December 29, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2021	ENTERPRISE DIVERSIFIED, INC.

By: /s/ Steven L. Kiel
Steven L. Kiel
Executive Chairman